Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 19, 2014

Fantex, Inc.

On February 13, 2014 an interview with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, the transcript of which is attached hereto as Annex A, was broadcast by 94.1 WIP-FM/610 WIP-AM (the “Broadcast”). The Broadcast references an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast contains certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, co-host Anthony Gargano states that, “[Buck French] brought the IPO to Vernon Davis,” that “[Fantex, Inc. is] buying Vernon Davis,” and refers to, “a fair price for Nick Fowles.” In addition, co-host Rob Ellis questions, “ten dollars per share for Vernon Davis, right?” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  During the Broadcast, Mr. Gargano questions, “what was the opening price [of Fantex Series Vernon Davis]?” Mr. French states that, “[Fantex, Inc. is] in the process of selling the shares [of Fantex Series Vernon Davis].” In addition, when questioned as to how shares of Fantex Vernon Davis would be priced after the Offering, Mr. French responds that “It’s actually the market…if someone comes to Fantex.com and says, ‘I didn’t get in the IPO but I think Vernon is worth more than ten dollars so I’m willing to offer eleven dollars’. If the guy wants to sell it, the deal happens at eleven.” The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to trade shares linked to the economic performance and value of the Brand Contract until the consummation of the Offering.

•                  During the Broadcast, Mr. French states that, “normally the general public doesn’t have access to actually go get IPO shares.” It was Mr. French’s intention to promote the fact that the Offering of Fantex Series Vernon Davis is unlike a traditional initial public offering in that it is open to retail investors. Potential investors 18 years or older with a physical address in the U.S. or its territories are welcome to participate in the Offering, subject to additional investment restrictions that may apply based on state of residence and annual gross income or net worth. A more detailed description of the qualification process is available in the Registration Statement. Residents of any state in which registration and other legal requirements have not been fulfilled are not eligible to participate in the Offering of Fantex Series Vernon Davis.

•                  During the Broadcast, Mr. French states that, “when [the offering of Fantex Series Vernon Davis is] fully subscribed, then the offering will close and it will start secondary trading.” The Offering is being conducted on a best efforts, all or none basis. To the extent that there is insufficient interest in shares of Fantex Series Vernon Davis, the Offering may be cancelled and no shares of Fantex Series Vernon Davis would be sold to the public.

•                  During the Broadcast, Mr. French states, “injury is absolutely a risk associated with the security, but it really is driven — does an injury actually impact their career length versus what we estimated?” As is discussed in greater detail under the section entitled “Risk Factors” and elsewhere in the Registration Statement, the possibility of player injury poses a risk to the value of shares of Fantex Series Vernon Davis both in terms of a potential reduction of career length and potential negative effects upon player performance. The possibility of player injury is one of many risks that potential investors should consider before making any decision to invest in shares of Fantex Series Vernon Davis.

•                  During the Broadcast, Mr. French states that, “we’ve already gone through an analysis of what we think the brand is worth, and we negotiate that and we buy it,” and that “Vernon Davis gets $4 Million in exchange for ten percent of his future brand income stream, since October 30th of 2013.” In addition, Mr. Gargano states that, “if you’re the athlete, you give up ten percent of your earnings, and Vernon Davis gets four million bucks,” and that, “I love the idea that [the value of shares of Fantex Series Vernon Davis] takes his post career and anything [into account].” The Company has entered into the Brand Contract with Vernon Davis and his affiliated company, The Duke Marketing LLC. Under the terms of the contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, longevity of Mr. Davis’s career, the ability to contribute to Vernon Davis’s efforts to build brand value, results of operations, expectations for the use of the net proceeds from the Offering, financial condition, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “may,” “will,” “would,” “should,” “could,” “help,” “help build,” “grow” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the 94.1 WIP-FM/610 WIP-AM Broadcast with Anthony Gargano and Rob Ellis

MEDIA:                                                Radio

STATION:                                  610 AM WIP

MARKET:                                  N/A

SUBJECT:                                 Fantex, Buck French

Anthony Gargano, Co-Host:

So here’s the — we were talking about this stock and we were having some fun with it. We were telling you about Fantex, and the CEO, the guy who brought the IPO to Vernon Davis, Buck French joins us. Hey Buck, how ya doing buddy?

Buck French, CEO, Fantex:

I’m good, how are you guys doing?

Gargano:

Very well. Very interesting — it’s such an interesting thing. I know you’ve had a lot of success and you’ve been around making the tour. First of all, how did this thing start off? What was the idea?

French:

The idea was that if you could actually work with a professional athlete to help build their brand and create a security that’s linked to the underlying cash flow that the athlete’s brand generates, you could sell it to the general public, and those individuals would become advocates for the brand. Obviously they would have a financial interest in the success of the brand. So that’s kind of how it all started going.

Gargano:

So how’s the Vernon Davis thing? What was the opening price and how does that thing work?

French:

So we’ve been on the roadshow for the initial public offering. So it’s a little unusual because normally the general public doesn’t have access to actually go get IPO shares, so it hasn’t started secondary trading. We’re in the process of selling the shares, so people — the general public has an opportunity: they can go to Fantex.com and actually reserve shares in the IPO. When it’s fully subscribed, then the offering will close and it will start secondary trading. So shares are still available at ten bucks a share.

Rob Ellis, Co-Host:

Buck French joining us. By the way, great name, Buck. That’s a phenomenal…

French:

Hey thanks.

Ellis:

Is that your real name?

French:

That’s it.

Gargano:

Is that your real name?

French:

It is, and I’m a local guy. I was born in Chester, PA.

Ellis:

Nice.

Gargano:

Get out, you’re from Chester?

French:

Yup.

Ellis:

Bo Ryan.

French:

Oh yeah, I left when I was two years old, but my family — my mom and dad all grew up in the area.

Ellis:

Alright. I’m curious: So you do this for all the sports? I know Vernon Davis is obviously the one Anthony was talking about, but we’ve been kind of doing it with some of our guys: Nick Fowles, and some of our other players in town. Does it go across the board?

French:

Yeah, our goal is absolutely to sign athletes across the world of sports, not just NFL but baseball, golf, basketball. Go international and ultimately enter the entertainment space.

Ellis:

Okay.

Gargano:

Yeah, that smart. Who else have you signed up?

French:

So the other athlete — our first athlete we signed was Arian Foster, the Pro Bowl running-back for the Texans.

Ellis:

That’s right, yeah.

French:

But we postponed his offering because he had — he injured his back and is having surgery, so we felt it was more prudent to wait until he’s back on his feet and on the field.

Ellis:

How does that work with injuries? Like, how does it work in general?

French:

Again, the security that we’re offering is linked directly to the cash flow of the athlete’s brand. So their NFL playing contracts, current and future, endorsements, should they become a broadcaster, so it encapsulates their post career. Injury, it depends on the injury. Injury is absolutely a risk associated with the security, but it really is driven — does an injury actually impact their career length versus what we estimated? There are catastrophic injuries in the NFL, they’re not as common as say, like Arian had a slipped-disc and he had surgery. So does that impact his career length which ultimately would impact the cash flow that’s being generated from his brand.

Gargano:

So what made you come up with the price of ten dollars for the IPO?

French:

Unlike the normal IPO where they go out and seek and feel demand, we negotiate the valuation up-front with the athlete, and we sign a contract which becomes the basis for the security. We’ve already gone through an analysis of what we think the brand is worth, and we negotiate that and we buy it so we know what we need to do to implement the contract…

Gargano:

So you’re buying Vernon Davis — basically, you’re buying Vernon Davis, right? So what does Vernon Davis get?

French:

So Vernon Davis gets $4 Million in exchange for ten percent of his future brand income stream, since October 30th of 2013.

Gargano:

Wow, that’s fascinating.

Ellis:

No kidding.

Gargano:

I love the idea that it takes his post career and anything — that’s fascinating, too, because if you get a guy that you know is going to be a big endorsement guy, well now all of a sudden that’s a part of — that’s a stock that I want.

Ellis:

I’ll give you — how about Michael Sam? I mean, really with the endorsements that he could get and if he could actually play? Right? Buck, that would be huge.

French:

We think there’s many multi-dimensional brands out there, individuals. Our whole premise is, these professional athletes, many of them are more than just their sport. If you actually can help develop that brand, then you do have a potential for them to have a very successful post career and our whole premise is to help them achieve that.

Ellis:

Yeah, and you look at it — what, ten dollars per share for Vernon Davis, right?

French:

Exactly.

Ellis:

That’s a pretty good price.

Gargano:

Alright, so if it’s ten — this is interesting. So the next — You look at the contracts, and the contract that those guys will sign, the future deals will adjust the price, right? That will be — so if a guy gets a major deal to — say that Vernon Davis gets a huge deal coming up, his price will go from ten dollars to what? How does that configure? Is that all about monetary, because some of it’s all subjective, so how do you figure out what the price goes to?

French:

Well, it’s not us. It’s actually the market. So what happens is if you get in the IPO and you buy it for ten dollars…

Gargano:

Yeah, right. It’s like regular stock.

French:

Right, so if someone comes to Fantex.com and says, “I didn’t get in the IPO but I think Vernon is worth more than ten dollars so I’m willing to offer eleven dollars”. If the guy wants to sell it, the deal happens at eleven.

Gargano:

That’s amazing. That’s such an interesting thing, I’ve got to tell you. So let’s just, off the top of your head, have fun for one second. Nick Fowles, you know Nick Fowles, right? You know who he is?

French:

I do know who he is, yes.

Gargano:

Alright, Nick Fowles, give me a fair price for Nick Fowles right now.

French:

I’ve got no idea. I haven’t looked.

Gargano:

No, I know, but just to go. Here’s what you know: you know he hasn’t signed his big contract yet. He’s still on his rookie deal. You know that he’s going into next year the starting quarterback of the Eagles. You know that he’s a very soft-spoken, well-spoken kid, very likeable guy.

Ellis:

Probably won’t be a big endorser though, because of that.

Gargano:

Well, but you know, locally he could generate a lot of revenue locally because he can certainly get big deals locally. He’s also had the seven touchdown game, and was the MVP of the Pro Bowl. So just, you know — and again, I’m not telling you to do the — but what would you just guess to that?

French:

I would think that he has a lot of potential and I would guess that he would have an opportunity to — I can’t give you a number because it would be inaccurate, but I think that he would be a very interesting one on the platform.

Gargano:

Alright, ok. Well, hey Buck, listen: interesting. Fantex.com.

French:

Well, you tell me what you think he’s worth.

Gargano:

Alright, so I will. If you got, right now I’ll set it at — I would set him at six dollars.

Ellis:

Yeah, that sounds fair considering Vernon Davis is a ten dollar.

French:

Okay, interesting.

Gargano:

I would set him at six, and I would buy him.

French:

Great.

Gargano:

So we’ll look at it. Hey, so Fantex.com is that it?

French:

That’s Fantex.com, exactly. We’ve never met Nick Fowles, so maybe you could help facilitate that.

Gargano:

You’ve got it brother, we’re in. We’ll help you out, alright?

French:

[Laughs] Alright.

Gargano:

Thanks, buddy. Take it easy. Buck French, Fantex.com.

Ellis:

For a small percentage, we’re in.

Gargano:

Oh yeah. So that’s not bad. If you’re the athlete, you give up ten percent of your earnings, and Vernon Davis gets four million bucks.

Ellis:

Yeah, I mean, that’s a…

Gargano:

You’d do that in a second.

Ellis:

That’s a pretty good deal.

Gargano:

Right?

Ellis:

Yeah, it’s a pretty good deal.

The following was broadcast on February 12 in anticipation of the Broadcast: This “teaser” broadcast was not the result of information provided by the Company or any offering participant.

Host:

By the way, tomorrow, we’re going to have our guy on from Fantex, right. Fantex is the company that did the IPO on Vernon Davis. And they are doing all kind of stock with different athletes, right. So, I want to ask him, “Set a price on Nick Foles” so we can buy some Foles stock. So they are having an event tonight at Xfinity Live and it’s tonight at 7pm. People can find out all about this — really fascinating thing — this Fantex Vernon Davis IPO. That’s going on tonight at Xfinity Live.

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